[SCORPION LETTERHEAD]

April 5, 2011

VIA EDGAR SUBMISSION AND

FACSIMILE (703) 813-6967

Ms. Effie Simpson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Scorpion Performance, Inc.  Form 10-K for the year ended December 31, 2009

Filed March 31, 2010

File No. 0-52859

Dear Ms. Simpson:

In response to your request for additional information arising from our teleconference on March 22, 2011, we have prepared a more detailed analysis of our projected operations and the assumptions used to prepare them.  The following table summarizes the key assumptions used to develop our operational budgets:

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES

Summary Condensed Budget - Assumptions

(Unaudited)

	2011	2012	2013	2014	2015	2016	2017
Sales:
Price increase initiated	10%	5%	0%	0%	0%	0%	0%
Unit sales increase initiated as a result of new customer contracts and expanded volume with national distributors	23%	23%	29%	15%	10%	5%	5%

Cost of Sales:
Increase in production labor	15%	28%	41%	9%	17%	5%	5%
Increase in supply costs	24%	10%	60%	5%	10%	5%	5%
Increase in materials costs	43%	41%	39%	15%	10%	5%	5%
Increase in contract labor	1%	0%	11%	55%	36%	5%	5%
Increase in freight	23%	10%	9%	15%	10%	5%	5%

Sales and Marketing:
All components of sales and marketing, other than travel and entertainment	10% increase over prior year	6.7% increase over prior year	4.9% increase over prior year	4.8% increase over prior year	4.5% increase over prior year	4.5% increase over prior year	4.5% increase over prior year
Travel and entertainment	decreased $1,000	increased $1,400	no increase	increased $4,600	increased $1,000	increased $1,800	increased $1,400

General and administrative:
All components of general and administrative, other than professional fees	no increase over base year	increased $71,000 over prior year	increased $16,000 over prior year	increased $54,438 over prior year	increased $19,385 over prior year	increased $36,665 over prior year	increased $35,350 over prior year
Professional fees	reduced to $218,208	no increase over prior year	increased $10,000 over prior year	increased $8,000 over prior year	increased $5,000 over prior year	increased $9,000 over prior year	increased $9,000 over prior year

The following table presents our operational budgets for the periods 2011 through 2017:

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES

Summary Condensed Budget

(Unaudited)

	2011	+2012	2013	2014	2015	2016	2017

Revenues, Net	$5,495,577	$7,145,610	$10,079,265	$11,591,154	$12,750,270	$13,387,783	$14,057,173

Cost of sales	(3,238,686)	(4,215,909)	(5,980,827)	(6,708,239)	(7,551,567)	(7,929,146)	(8,325,603)

Gross profit	2,256,891	2,929,701	4,098,438	4,882,915	5,198,703	5,458,637	5,731,570
	41.1%	41.0%	40.7%	42.1%	40.8%	40.8%	40.8%
Expenses:
Selling and marketing expenses	477,750	480,082	489,851	559,716	573,185	599,804	626,438
Research and development	150,039	150,039	160,039	165,000	175,000	185,000	200,000
Salaries and employee benefits	591,300	591,300	598,420	650,000	715,000	750,750	788,250
General and administrative	713,660	784,660	810,660	873,100	897,485	943,150	987,500
(Gain)Loss on sale of equipment	―	―	―	―	―	―	―
Total operating expenses	1,932,748	2,006,080	2,058,969	2,247,816	2,360,670	2,478,704	2,602,188

Other Income (Expense):
Interest income	―	―	―	―	―	―	―
Interest expense	―	―	―	―	―	―	―
Total other income (expense)	―	―	―	―	―	―	―

Pre-tax Income	324,142	923,621	2,039,468	2,635,099	2,838,033	2,979,933	3,129,382
Taxes (offset by NOL)	―	―	―	―	―	―	568,637

Pre-tax Income	$324,142	$923,621	$2,039,468	$2,635,099	$2,838,033	$2,979,933	$2,560,745

Based on our budget projections we have performed a discounted cash flow analysis of the above earnings on a quarterly basis utilizing a conservative 20% discount rate.  The resulting net discounted cash flow was $4.8 million that is consistent with our previous test; therefore, we conclude that no further impairment of our long-lived assets is required.

I believe that this response addresses your comments and that upon your review and approval, we will be able to file our 10-K for the year ended December 31, 2010 that will incorporate the relevant disclosures.  If you require further clarification or if you have further questions, please contact me at (561) 906-3938.

Respectfully yours,

/s/Karen Rodgers, Controller

cc:     Mr. Robert Stopanio, President